1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

DAVID S. ROSENTHAL

david.rosenthal@dechert.com +1 212 698 3616 Direct +1 212 698 0416 Fax

September 17, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Brian Soares, Amanda Ravitz, Eric Atallah and Kevin Vaughn

Re:          voxeljet AG

Draft Registration Statement on Form F-1

Submitted August 12, 2013

CIK No. 0001582581

Ladies and Gentlemen:

On behalf of voxeljet AG, a German stock corporation (the “Company”), set forth below are the responses of the Company to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 6, 2013, with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) and the prospectus included therein (the “Prospectus”).

For your convenience, the Staff’s comments are included in this letter in bold face type and are followed by the applicable response.  Concurrently, the Company is filing its Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR.  Three copies of the Registration Statement marked against the Draft Registration Statement are included under separate cover to facilitate your review.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company advises the Staff that, as of the date hereof, (1) no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act and (2) no research reports have been published or distributed by any broker or dealer participating in the offering.  The Company intends to supplementally provide the Staff copies of any such materials as promptly as practicable in the event that any written communications are presented to potential investors or any research reports are published or distributed by any broker or dealer participating in the offering.

Prospectus Summary, page 1

2.                                      We note your statement here that you offer six different printer platform and on pages 5 and 70 that you have “successfully introduced” six platforms. However, we also note your disclosure on page 71 that one of your printer platforms has an estimated date of introduction for the fourth quarter of 2013. Please advise or revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 4, 6, 47, 72, 74, 77 and 78 of the Prospectus to more accurately describe the status of the Company’s printer platforms.

Our Industry, page 2

3.                                      We note the inclusion of third-party data in the prospectus, such as the market data from the Wohlers Report and the World Machine Tool Output & Consumption Survey on page 3. Please provide us with copies of the sources of this data, clearly marking the relevant sections of the reports that support the data you have included in the prospectus and the page number of your prospectus where such data has been used. Also tell us whether the data was commissioned for use in connection with the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company has provided the requested materials supplementally herewith.  The Company respectfully informs the Staff that the data cited in the Registration Statement were not commissioned for use in connection with the Registration Statement.

Deep customer relationships, page 4

4.                                      Please revise to clarify what you mean by “deep customer relationships” and “longstanding relationships.” For example, do you sell 3D printer platforms or provide printed parts to the companies referenced in this section? Have you collaborated in research and development activities with them? In addition, where you make qualitative disclosures about your products or business, please provide objective support or qualify them as your belief. We note in this regard your statements about your reputation.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 75-76 and 79 of the Prospectus to clarify what is meant by these statements.

Risk Factors, page 13

5.                                      Please tell us what consideration you gave to including risk factor disclosure regarding (1) competitive restrictions on you caused by your license agreement with Ex One and (2) restrictions on tax loss carry-forwards resulting from the application of German tax laws.

Response:

The Company respectfully acknowledges the Staff’s comment.  With regard to (1), the Company advises the Staff that, as disclosed in “Business—Intellectual Property—Licenses” on page 84 of the Prospectus, although there are restrictions as to the use of certain binders and sand-based casting methods, the Company does not believe that such restrictions will adversely affect the growth of its business as the Company has developed alternative processes and, therefore, does not believe the inclusion of additional risk factor language is necessary.  With regard to (2), the Company advises the Staff that the Company had no tax loss carry-forwards as of December 31, 2012.  In light of this fact, the Company does not feel there is any material risk to the Company related to any German law restrictions on tax loss carry-forwards and elected not to include risk factor disclosure regarding this topic.

Use of Proceeds, page 40

6.                                      Please revise to disclose the estimated amount of the proceeds broken down into each principal intended use. Refer to Item 3.C.1 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40 of the Prospectus to provide the requested breakdown.  The Company notes that upon determination of the estimated offering price, the blanks for the amounts included in the revised disclosure will be completed.

Capitalization, page 42

7.                                      Please remove cash and cash equivalents from your capitalization table as cash and cash equivalents are not a component of capitalization.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the capitalization table on page 42 of the Prospectus as requested.

Critical Accounting Policies and Significant Estimates, page 50

8.                                      We note your disclosure that revenue is recognized net of discounts and rebates. Please revise your disclosure to address the nature and significant terms of any discounts and rebates you offer. Please address your process for estimating these amounts, how accurate your estimates have been in the past, and whether these estimates are reasonably likely to change in the future.

Response:

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and F-8 of the Prospectus to clarify that discounts do not involve any estimates on the part of the Company.  The Company supplementally informs the Staff that upon recognition of revenue, the determination of the consideration that the Company receives does not involve an estimate for discounts or rebates.  In the Company’s Systems segment, there are relatively few transactions with customers in any given period.  Sales prices for new printers are determined by reference to a list price for the respective printer platform, which varies depending on the system configuration and material set, adjusted for the features of the configuration or add-on features, and negotiation of a final price and any discount that may be determined for a specific customer.  The amount of any discount is known, and consideration to be received by the Company is fixed, at the time of revenue recognition.  Accordingly, discounts do not represent estimates subject to uncertainty.  The Company does not provide any rebates to customers.  Similarly, price setting for refurbished printers is finalized in negotiations with the customer prior to the recognition of revenue.

Revenues by Segment, page 54

9.                                      Please revise to quantify the material factors that impacted your results of operation. Specific attention should be given to discussing the impact of changes in volume and pricing on your revenues. As an example, it appears that your average unit selling price in the Systems segment decreased during fiscal 2012, but we do not see an underlying discussion of the reasons for the decrease in average unit selling prices. Your revised analysis should discuss the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on operating results.

Response:

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Prospectus to set forth the material causes for changes in the average unit selling price.  The Company also has provided more detailed disclosure of the material factors that impacted its results of operations under the heading “Gross Profit and Gross Profit Margin” on page 60 of the Prospectus. The Company supplementally advises the Staff that there are relatively few transactions with customers in any given period (e.g., ten units sold in 2012 and six units sold in 2011).  The numbers of units sold in 2012 and 2011 include four and three test machines, respectively, which are smaller printers with limited functionality that can be used to test materials and are sold at lower prices, and one and two refurbished printers, respectively. Sale prices for 3D printers can vary significantly based on the type of 3D printer sold, as discussed in response to Comment 8, above.  Given the low number of units sold in any given period and the diversity of the types of unit sold, the Company does not believe that the population of units sold provides a meaningful basis to identify and separate the impact of changes in volume and pricing.

Differences between Our Corporate Governance . . ., page 94

10.                               Please revise this section to include the differences between your corporate governance practices and those applicable to U.S. companies listed on the New York Stock Exchange that you disclose on page 31.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31 and 100-101 of the Prospectus to more fully describe the applicable differences between the Company’s corporate governance practices and those applicable to U.S. companies listed on the New York Stock Exchange.

Compensation of Management Board Members, page 95

11.                               Please reconcile your disclosure on this page that Dr. Ederer received a total compensation of €250,996 in 2012 with your disclosure on page F-33 that management compensation totaled €223,000 for 2012.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-33 of the Prospectus to address the discrepancy.

Certain Transactions, page 97

12.                               Please reconcile the first sentence on this page with your disclosure on page F-33 about an agreement involving three of your shareholders dated September 1, 2010.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Prospectus to disclose that the agreement involving three of the Company’s shareholders dated September 1, 2010 is a transaction between the Company and holders of more than 10% of the Company’s ordinary shares that has been entered into since January 1, 2010.

13.                               Please file as an exhibit a copy of the shareholders’ agreement mentioned on this page.

Response:

The Company respectfully acknowledges the Staff’s comment and has filed a copy of the shareholders’ agreement as an exhibit to the Registration Statement filed concurrently herewith.

Fees and Charges, page 114

14.                               Please revise the table on this page to disclose any fees that holders of your ADSs will be required to pay the depositary for the transfer of ADRs. In this regard, we note your disclosure on page 112 that holders will be entitled to transfer their ADRs but also must pay “applicable fees, charges [and] expenses ... upon the transfer of ADRs.”

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company submits that no changes need to be made to the table on page 121, as that table lists fees set forth in the deposit agreement that relate to ADSs and are payable to the depositary, while the fees related to the transfer of ADRs mentioned on page 119 are charged on standard fee basis by the transfer agent, rather than being set forth in the deposit agreement, are related solely to ADRs (i.e., the certificates themselves), rather than ADSs, and are payable to the transfer agent, rather than the depositary.  The Company has revised the disclosure on page 119 of the Prospectus to clarify that these fees are customary fees imposed by and payable to the transfer agent, rather than the depositary.

Financial Statements, page F-1

General

15.                               We note that on July 29, 2013, Voxeljet Technology GmbH was merged into VXLT 2013 AG. Please tell us your expected timeline of events regarding the merger and explain to us the business purpose of this transaction. Additionally please explain to us how you plan to account for this transaction in your financial statements, citing any authoritative literature upon which you are relying.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company submits that the merger became effective on September 12, 2013.  The business purpose of the transaction was for the Company to become a German stock corporation (a more common corporate entity for a German public company) prior to completion of its initial public offering.  There were certain corporate governance complexities that made merging Voxeljet Technology GmbH into the Company, which was a shell corporation at the time of the merger, more attractive than converting Voxeljet Technology GmbH into a German stock corporation.

With respect to accounting for this transaction, the merger represents a combination of entities under common control which is outside the scope of IFRS 3, Business Combinations.  The shareholders of Voxeljet Technology GmbH and the Company each own the same proportionate interest and voting interest in these entities before and after the merger, formed the Company (Newco) on July 2, 2013 for the sole purpose of the merger and acted together under the terms of a shareholder agreement as of that date.  The merger is not conditional upon the completion of an initial public offering.  While IFRS 3.2c carves out common control transactions, there is no specific authoritative guidance in IFRS on accounting for such common control transactions involving a Newco.  The Company considered the following views expressed in KPMG’s Insights into IFRS (10th edition, paragraph 5.13.200.20):

“As a result, if two or more previously uncombined businesses are brought together under a Newco, a business combination has taken place and one of the previously uncombined businesses will be the acquirer.  When the business combination is amongst entities under common control, the guidance on accounting for common control transactions …applies.  However, if only one business is placed under a Newco, then there is no business combination and book value accounting applies to the business transferred.”

The Company has determined that an acquirer of a business cannot be identified and intends to carry over the basis of the assets and liabilities of Voxeljet Technology GmbH in its financial statements upon consummation of the merger.

The Company supplementally advises the Staff that the accounting for the merger of Voxeljet Technology GmbH into the Company requires an increase in the number of shares outstanding (stock split).  IAS 33.64 requires retrospective adjustment to the interim financial statements that are included in the Prospectus even though the merger occurred after June 30, 2013 because the interim financial statements were not authorized for issue prior to consummation of the merger.

Statement of Comprehensive Income (Loss), page F-4

16.                               We note your calculation of earnings per share. Please explain to us how you calculated the number of shares outstanding in your calculations. Please provide any disclosures required by paragraphs 70 – 73 of IAS 33.

Response:

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has added the weighted average number of shares outstanding to the statement of comprehensive income (loss) on page F-4 of the Prospectus to enhance the reconciliation.   The Company also supplementally advises the Staff that there was only one class of equity instruments of Voxeljet Technology GmbH outstanding, and no changes to the number of equity instruments issued and outstanding occurred, during the periods presented.  In addition, there were no dilutive or contingently issuable instruments outstanding.  The number of shares outstanding is also disclosed in note 3 to the financial statements on page F-13 of the Prospectus.

Note 3 — Summary of significant accounting policies, page F-8

Revenue, page F-8

17.                               We note your disclosure that “revenue from the sale of new or refurbished 3D printers is generally recognized upon the transfer of risks and rewards of ownership to the buyer, which is generally upon completion of the installation of the 3D printers at the customer site and evidenced through final acceptance by the customer.” Please explain to us any exceptions to your revenue recognition policy. Revise your filing as necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no exceptions to the Company’s revenue recognition policy.  The Company has revised its disclosure on pages 51 and F-8 of the Prospectus to remove the words “generally.”

18.                               We note from your disclosures on page 75 that in areas where you do not operate directly, you sell your products through distributors. Please explain to us in greater detail how you recognize revenue generated through distributors. If revenue is recognized based on a sell-through model, tell us how you confirm that an end-user has purchased your product and the product has been delivered and installed. Describe the type of evidence obtained from the distributor and the timeliness of this evidence. In addition, indicate whether there are any rights of return held by the distributor or the end-user. If so, tell us how your accounting complies with paragraph 16(d) of IAS 18. Additionally, if revenues related to sales to distributors are significant please revise your filing accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure throughout the Prospectus to change the references to “distributors” to “sales agents” to better reflect the Company’s relationship with these third parties.  The Company supplementally advises the Staff that the Company’s “distributors” are more accurately described as sales agents, as they do not act as principals.  All of the Company’s sales are directly to the end customer.

19.                               We note your disclosures on page F-16 and page 51 regarding two loans you have granted to customers. We note your discussion on page 51 that you concluded that the conditions had been fulfilled and that recognition of amounts as revenue was appropriate. Please tell us more about the terms of these loans. In this regard, we note that on page 51, you state that these loans provide a grace period of six to nine months after which they are to be repaid on a monthly basis. However, you state on page F-16 that repayment of the 2010 loan did not commence until November 2012. Please clarify for us the repayment terms of these loans, including when repayment begins. Discuss how you considered the delay between the time you granted the loan and the time payments under the loan began in concluding that it was probable that the economic benefits associated with the transactions would flow to you.

Response:

The Company respectfully acknowledges the Staff’s comment. To date, the Company has provided financing to two customers in connection with the purchase of a 3D printer:

•                  In December 2010, the Company granted a loan in the amount of €340,000 to a customer.  The terms of the loan required payments to begin in October 2011, with monthly payments of interest and principal thereafter.  The final payment of the remaining balance on this loan was to be due in September 2016.  In February 2013, as a result of the individual who managed this customer’s business accepting an offer of employment with the Company, and, thus, deciding to discontinue the customer’s business, the Company identified a new customer for the printer and repurchased the 3D printer subject to the loan at a price equal to the then-outstanding unamortized loan balance and extinguished the loan.  The 3D printer was then refurbished and sold to a bank in a sale and leaseback transaction and subsequently subleased by the Company to the new customer under the terms of an operating lease.  The Company does not believe the subsequent repurchase of the 3D printer calls into question its initial assessment that it was probable that the economic benefit associated with the sale to the customer would flow to the Company.  The Company discloses the repurchase of this 3D printer in Note 3 to its interim financial statements on page F-41 of the Prospectus.

•                  In May 2012, the Company granted a loan in the amount of €250,000 to a different customer.  The terms of this loan required payments to begin in November 2012, with monthly payments of interest and principal thereafter.  The final payment of the remaining balance on this loan is due in October 2017.

All payments on these loans have been received to date according to the terms of the loan agreements.

The Company further advises the Staff that the probable-economic-benefit condition in IAS 18.14d is a matter of judgment that requires an assessment by management.  IAS 18 does not permit revenue recognition on an installment basis when the criteria for revenue recognition are met.  Customer loans or extended payment terms are not uncommon in industries that sell products with high unit prices to customers.  In assessing the probability of the economic benefit when recognizing revenue, the Company considered the level of certainty that the payments under the terms of the loans will be received.   The payment terms do not depend on uncertain future events, such as the ability of the customer to sell-on the purchased product.  In addition, the Company assessed and confirmed the creditworthiness and business viability of each of the customers before provided them with the loan. Such assessment was mainly based on a review of the relevant documentation at the time.  As a result, the Company concluded that it was probable that the economic benefits associated with these loan transactions would flow to the Company.

If you have any questions, please feel free to contact the undersigned by telephone at 212-698-3616 (or by facsimile at 212-698-0416) or Derick Kauffman at 215-994-2562 (or by facsimile at 215-655-2562).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David S. Rosenthal
David S. Rosenthal

Exhibits (via overnight delivery)

cc:                                Dr. Ingo Ederer

Rudolf Franz

voxeljet AG

Berthold Hummel, Esq.

Dechert LLP

William Schwitter, Esq.

Paul Hastings LLP